SECURITY CASH FUND
FILE NO. 811-03073
CIK NO. 0000317977

EX-99.77C

A special meeting of the shareholders of the Security Cash Fund was held on June 19, 2009. Each matter voted upon at the meeting, as well as the number of shares cast for, against or withheld or abstentions with respect to such matters are set forth below:

(1) The approval of a plan of reorganization for Security Cash Fund into Rydex|SGI U.S. Government Money Market Fund:

                 VOTES FOR           VOTES AGAINST/ABSTENTIONS

                 43,421,700                  1,460,478